United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

January 2006

Companhia Vale do Rio Doce

(Translation of Registrant’s name into English)

Avenida Graça Aranha, No. 26

20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes No X

(Indicate by check mark whether the registrant if the registration is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes No X

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-)

Companhia Vale do Rio Doce

TABLE OF CONTENTS:

This Form 6-K contains the following:

Item
Opinion Letter of Cleary Gottlieb Steen & Hamilton LLP, dated January 9, 2006	1.

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867; and the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01.

January 9, 2006

Companhia Vale do Rio Doce Avenida Graça Aranha, No. 26 20030-900 Rio de Janeiro, RJ, Brazil Vale Overseas Limited P.O. Box 908 GT, Walker House Georgetown, Grand Cayman, Cayman Islands

Ladies and Gentlemen:

We have acted as special United States counsel for Vale Overseas Limited, a Cayman Islands exempted company incorporated with limited liability (the “Company”), and Companhia Vale do Rio Doce, a Brazilian corporation, as guarantor (the “Guarantor”), in connection with the Company’s offering pursuant to a registration statement on Form F-3 (No. 333-110867) of U.S.$1.0 billion aggregate principal amount of 6.250% Guaranteed Notes due 2016 (the “Notes”) to be issued under an indenture dated as of March 8, 2002 (the “Original Indenture”), as supplemented by the third supplemental indenture dated as of January 15, 2004 (the “Third Supplemental Indenture”) and by the fifth supplemental indenture to be dated as of January 10, 2006 (the “Fifth Supplemental Indenture” and, together with the Original Indenture and the Third Supplemental Indenture, the “Indenture”), among the Company, the Guarantor and JPMorgan Chase Bank, N.A., as trustee.

In arriving at the opinions expressed below, we have reviewed the following documents:

(a)	the Registration Statement and the documents incorporated by reference therein;
(b)	executed copies of the Original Indenture and the Third Supplemental Indenture; and

(c)	a form of the Fifth Supplemental Indenture, including the forms of the global Notes and the guaranty relating to the Notes (the “Guaranty”).

In addition, we have reviewed the originals or copies certified or otherwise identified to our satisfaction of all such corporate records of the Company and the Guarantor and such other instruments and other certificates of public officials, officers and representatives of the Company and the Guarantor and such other persons, and we have made such investigations of law, as we have deemed appropriate as a basis for the opinions expressed below.

In rendering the opinions expressed below, we have assumed the authenticity of all documents submitted to us as originals and the conformity to the originals of all documents submitted to us as copies. In addition, we have assumed and have not verified (i) the accuracy as to factual matters of each document we have reviewed and (ii) that the Notes will be duly authenticated in accordance with the terms of the Indenture.

Based on the foregoing, and subject to the further assumptions and qualifications set forth below, it is our opinion that, when the Fifth Supplemental Indenture, the Notes and the Guaranty have been executed and delivered by the Company and the Guarantor in the forms thereof that we have examined, the Notes will be valid, binding and enforceable obligations of the Company, entitled to the benefits of the Indenture, and the Guaranty will be a valid, binding and enforceable obligation of the Guarantor.

Insofar as the foregoing opinions relate to the validity, binding effect or enforceability of any agreement or obligation of the Company or the Guarantor, (a) we have assumed that the Company and the Guarantor and each other party to such agreement or obligation has satisfied those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it (except that no such assumption is made as to the Company and the Guarantor regarding matters of the federal law of the United States of America or the law of the State of New York that in our experience are normally applicable to general business entities in relation to the transactions of the type contemplated in the Indenture, the Notes and the Guaranty), (b) such opinions are subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and to general principles of equity and (c) such opinions are subject to the effect of judicial application of foreign laws or foreign governmental actions affecting creditors’ rights.

We express no opinion as to the subject matter jurisdiction of any U.S. federal court to adjudicate any action relating to the Indenture, the Guaranty or the Notes where jurisdiction based on diversity of citizenship under 28 U.S.C. § 1332 does not exist.

In addition, we note that (a) the enforceability in the United States of the waiver in Section 1.14 of the Indenture by each of the Company and the Guarantor of any immunities from court jurisdiction and from legal process is subject to the limitations imposed by the U.S. Foreign Sovereign Immunities Act of 1976 and (b) the designation in Section 1.14 of the Indenture of the U.S. federal courts located in the Borough of Manhattan, City of New York as the venue for actions or proceedings relating to the Indenture, the Notes and the Guaranty is (notwithstanding the waiver in Section 1.14 of the Indenture) subject to the power of such courts to transfer actions pursuant to 28 U.S.C. § 1404(a) or to dismiss such actions or proceedings on the grounds that such a federal court is an inconvenient forum for such actions or proceedings.

We express no opinion as to the enforceability of Section 10.8 of the Indenture providing for indemnification by the Company and the Guarantor of the Trustee and the holders of securities issued under the Indenture against any loss in obtaining the currency due to the Trustee or such holders under the Indenture from a court judgment in another currency.

In addition, we note that the waiver of defenses relating to the Guaranty in Article 12 of the Indenture may be ineffective to the extent that any such defense involves a matter of public policy in New York (such as reflected in New York’s anti-champerty statute).

The foregoing opinions are limited to the federal law of the United States of America and the law of the State of New York.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the prospectus constituting a part of the Registration Statement and in the prospectus supplement related to the offering of the Notes and Guarantees under the heading “Validity of the Debt Securities” as counsel for CVRD and Vale Overseas who have passed on the validity of the Securities being registered by the Registration Statement. In giving such consent, we do not thereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act or the rules and regulations of the Commission thereunder.

Very truly yours,

CLEARY GOTTLIEB STEEN & HAMILTON LLP

By /s/ Nicolas Grabar
       Nicolas Grabar, a Partner

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 9, 2006	COMPANHIA VALE DO RIO DOCE (Registrant) By: /s/ Fabio de Oliveira Barbosa Fabio de Oliveira Barbosa Chief Financial Officer